Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403

ELAN TO REVIEW STRATEGIC BUSINESS ALTERNATIVES

Dublin, Ireland; New York, NY; San Francisco, CA - January 13, 2009 - Elan Corporation, plc (NYSE: [ELN]) announced today that the Board of Directors has engaged Citigroup Global Markets Inc. to conduct, in conjunction with executive management and other external advisors, a review of the Company's strategic alternatives. The goal is to secure access to the necessary financial resources and commercial infrastructure to allow Elan to accelerate the development and commercialization of its extensive pipeline and product portfolio while maximizing the ability of its shareholders to participate in the resulting longer term value creation. The range of alternatives that will be assessed could include minority investment or strategic alliance, a merger or sale.

“We recently concluded our annual review of the Company's scientific capabilities, clinical portfolio, and commercial opportunities in Alzheimer's, Parkinson's, and Multiple Sclerosis. Our progress to date has been significant. Given our many scientific, clinical and commercial opportunities and the capabilities of the industry participants that surround us, the Board of Directors has determined that this is an appropriate time for the Board to explore potential alternative paths forward for the Company," stated Kyran McLaughlin, Chairman of the Board of Directors.

The Company is committed to completing its review of potential alternatives as promptly as practicable. However, there can be no assurances that any particular alternative will be pursued or that any transaction will occur, or on what terms. The Company does not plan to release additional information about the status of the review of alternatives until a definitive agreement is entered into or the process is otherwise completed.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.Elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, our ability to enter into or consummate a definitive transaction as a result of any evaluation of strategic alternatives discussed above or our ability to maximize shareholder value through this process or any potential transaction. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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